Exhibit 99.2

CONSENT OF CASSELS BROCK & BLACKWELL LLP

We hereby consent to the reference to our statements under “Certain Canadian Federal Income Tax Considerations” and the reference to our firm name on the cover page (p.iii) and under the headings “Legal Matters”, “Interest of Experts” and “Enforceability of Certain Civil Liabilities” in the prospectus supplement dated June 9, 2023 to the short form base shelf prospectus forming a part of this Registration Statement on Form F-10 (File No. 333-267554), and any amendments or supplements thereto, filed by Sandstorm Gold Ltd. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”).

By giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under the Act, or the rules and regulations promulgated thereunder.

/s/ Cassels Brock & Blackwell LLP

Vancouver, Canada

Date: June 9, 2023